File No. 70-8307


                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D. C. 20549
                 ----------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 17
                                 TO
                              FORM U-1
                 ----------------------------------

                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *

                AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215

                         AEP PRO SERV, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
              (Name of companies filing this statement
            and addresses of principal executive offices)

                                * * *

                AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
               (Name of top registered holding company
               parent of each applicant or declarant)

                                * * *

                        A. A. Pena, Treasurer
             AMERICAN ELECTRIC POWER SERVICE CORPORATION
               1 Riverside Plaza, Columbus, Ohio 43215

                   Susan Tomasky, General Counsel
             AMERICAN ELECTRIC POWER SERVICE CORPORATION
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
             (Names and addresses of agents for service)


      American Electric Power Company, Inc., a registered holding company ("AEP"), and its wholly owned subsidiary, AEP Pro Serv, Inc., whose name was changed from AEP Resources Service Company on March 7, 2000 ("Pro Serv") (jointly, the "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-8307.
      1. By adding the following to the end of subpart (1) Power Project Services to Part B. Restatement and Amendment of Authority under ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION:
      "By Orders dated March 7, 1997 (HCAR No. 26682), April 5, 1995 (HCAR No. 26267) and April 12, 1982 (HCAR No. 22468), Pro Serv was authorized, among other things, (1) to sell management, technical and training expertise and certain technical and procedural resources ('Consulting Services') to nonaffiliated entities; (2) to provide project development, engineering, design, construction and construction management, operating fuel management, maintenance and power plant overhaul and other similar kinds of managerial and technical services ('Power Project Services'); (3) to provide Consulting Services and Power Project Services in foreign jurisdictions; (4) to provide energy management and demand-side management services in the United States (collectively with Power Project Services and Consulting Services, 'Authorized Services'); and (5) to form one or more partly or wholly-owned subsidiaries ('New Subsidiaries') to provide one or more of the Authorized Services. Pro Serv was authorized to provide Power Project Services to both affiliated and nonaffiliated exempt wholesale generators ('EWGs'), foreign utility companies ('FUCOs'), qualifying cogeneration facilities and small power production facilities ('QFs') and other projects relating to the generation, transmission and distribution of electric power (collectively, 'Power Projects'). The April 1995 Order also authorized an exemption under section 13(b) from the requirements of Rules 90 and 91 as applicable to transactions under certain circumstances.1
      Pro Serv now requests, to the extent not exempt or otherwise authorized, an exemption under Section 13(b) of the 1935 Act from the at-cost requirement of Rules 90 and 91 for Authorized Services rendered by Pro Serv or any New Subsidiary to any subsidiary partially owned by AEP that is (i) an associate Power Project; (ii) an energy-related company ('ERC') as defined under Rule 58; or (iii) a New Subsidiary, provided that the ultimate purchaser of the Authorized Services is not an associate 'public utility company' (as defined in the 1935 Act) or a subsidiary of American whose activities and operations are primarily related to the provision of services or goods to associate public utility companies. In addition, Applicants request that the exemption apply to Authorized Services provided by Pro Serv or any New Subsidiary to any subsidiary of AEP (i) that is engaged solely in the business of developing, owning, operating and/or providing Authorized Services to those exempt Power Projects enumerated in (a) through (d) in the preceding paragraph, or (ii) that does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States. The authority requested herein is similar to the authority granted by the Commission in Entergy Corporation, HCAR No. 27039 (June 22,
1999).
     2. By amending and restating the paragraph added at the end of Part D. Investments in AEPES [now Pro Serv], Financing and Guaranties under ITEM 1.
DESCRIPTION  OF PROPOSED  TRANSACTION  by  Post-Effective  Amendment  No. 14 as
follows:
      "By orders dated April 5, 1995, December 28, 1995 and December 16, 1998 (HCAR Nos. 26267, 26442 and 26952, respectively) (the 'Orders') the Commission authorized AEP, among other things, to: (1) guarantee the debt of Pro Serv and its subsidiaries in an amount not to exceed $51 million through December 31, 2001; and (2) issue guarantees and assumptions of liability on behalf of Pro Serv and its subsidiaries to third parties in an aggregate amount not to exceed $200 million through December 31, 2001 (collectively, the 'Guarantee Authority'). AEP now requests authority to (i) guarantee debt of Pro Serv to third parties in an amount not to exceed $400 million through June 30, 2004 and
(ii) issue guarantees and assumptions of liability on behalf of Pro Serv to third parties in an amount not to exceed $400 million through June 30, 2004. Guarantees may take the form of an agreement by AEP to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to, or act as surety on, bonds, letters of credit, equity commitments, performance and other obligations. To date, Pro Serv has not defaulted on any obligation and, thus, no counterparty has sought to enforce an AEP guarantee resulting from a default of Pro Serv. Applicants are investigating several opportunities to, among other things, design, engineer and procure equipment and materials to construct generating stations and other projects relating to the generation, transmission and distribution of electric power. All other terms relating to AEP's authority to guarantee Pro Serv's debt and its subsidiaries' debt and other obligations, as set forth in the Orders, remain unchanged. AEP's authority to invest in Pro Serv and Pro Serv's authority to incur debt are currently permitted under Rules 45 and 52 under the 1935 Act and therefore does not need to be extended."
      3.   By amending  and  restating  Part E.  Compliance  with Rule 54 under
ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION:
           "E.  Compliance with Rule 54.
      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of September 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,865,869,000. This investment represents approximately 53.2% of $3,509,500,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 2000. AEP consummated the merger with Central and South West Corporation ('CSW') on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the '100% Order'). Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.
      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity and 62.7% debt. As of September 30, 2000, AEP's consolidated capitalization consisted of 63.9% debt and 36.1% common and preferred equity, consisting of 330,993,401 shares of common stock representing 35.4% and $161 million principal amount of preferred securities representing 0.7%. On a pro forma basis, if the $400 million of debt was issued, AEP's consolidated capitalization for the period ended September 30, 2000 would consist of 64.5% debt and 35.5% common and preferred equity, consisting of 330,993,401 shares of common stock representing 34.8% and $161 million principal amount of preferred securities representing 0.7%. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings since the date of the 100% Order.
      As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's Operating Subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: Central Power and Light Company ('CPL') A; Public Service Company of Oklahoma ('PSO'), AA-; Southwestern Electric Power Company ('SWEPCo'), AA-; and West Texas Utilities Company ('WTU'), A.
      As of September 30, 2000, Standard & Poor's rating of secured debt for AEP's Operating Subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A-and OPCo, A-. As of September 30, 2000, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCo, A; and WTU, A-.
      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.
      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,509,500,000) represented a decrease of approximately $9,490,000 (or 0.003%) in the average consolidated retained earnings from the previous four quarterly periods ($3,518,990,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order and preceding Orders, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers."
      4.   By amending and restating Item 2.  FEES, COMMISSIONS AND EXPENSES:
      "No fees, commission or expenses have been paid or will be paid or incurred in connection with the proposed transactions, other than expenses billed at cost by American Electric Power Service Corporation, estimated not to exceed $5,000."
      5.   By amending and restating Item 3.  APPLICABLE STATUTORY PROVISIONS:
      "AEP considers that Sections 6(a), 7, 12(b), 13(b), 32 and 33 of the 1935 Act and Rules 45, 54, 90 and 91 thereunder are applicable to the proposed transactions."
      6.   By amending and restating Item 4.  REGULATORY APPROVAL:
      "No commission, other than this Commission, has jurisdiction over any of the proposed transactions described in this application-declaration."
      7.    Exhibit F-2, Opinion of Counsel, is filed herewith.

                              SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                     AEP PRO SERV, INC.


                     By   /s/ John F. Di Lorenzo, Jr.
                                Secretary


Dated:     December 15, 2000


                                                                    Exhibit F-2





Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

December 15, 2000

Re:   American Electric Power Company, Inc. ("AEP")
      AEP Resources, Inc. ("Resources")
      SEC File No. 70-8307

Gentlemen:

In connection with the transactions proposed and described in the post-effective amendments to the Application or Declaration on Form U-1 filed by AEP and Resources (the "Companies") with this Commission in the captioned proceeding, to which this opinion is an exhibit, I wish to advise you as follows:

I am of the opinion that the Companies are corporations validly organized and duly existing under the laws of the states in which they were incorporated.

I am further of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration:

(a) all state laws applicable to the proposed transactions will have been complied with:

(b) consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Companies or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-captioned Application or Declaration, as amended.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer
        Counsel for
American Electric Power Company, Inc.
AEP Resources, Inc.




1 The exemption applies to a transaction when a Power Project entity is (a) a FUCO, or an EWG which derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States; or (b) an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ('FERC') or the appropriate state public utility commission, provided that the purchaser of such electricity is not an associate company of Pro Serv within the AEP System; or (c) a QF that sells electricity exclusively (i) at rates negotiated at arms-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company, other than any associate company of Pro Serv within the AEP System, at the purchaser's 'avoided cost' as determined in accordance with the regulations under the Public Utility Regulatory Policies Act of 1978; or (d) an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate company of Pro Serv within the AEP System.